Exhibit 99.3

1114 Avenue of the Americas, 23rd Floor New York, New York 10036.7703 USA P. 212.880.6000 | F. 212.682.0200 www.torys.com

February 3, 2022

Brookfield Asset Management Inc.

Brookfield Finance Inc.

Brookfield Place

181 Bay Street

Suite 300, P.O. Box 762

Toronto, Ontario M5J 2T3

Dear Sirs/Mesdames:

Re: Consent of Torys LLP

We hereby consent to the reference to our name under the heading “Legal Matters” and to the reference to our name and to the use of our opinions under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” in the Prospectus Supplement dated February 2, 2022 relating to the offering by Brookfield Finance Inc. of US$400,000,000 aggregate principal amount of 3.900% Notes due January 25, 2028 and US$400,000,000 aggregate principal amount of 3.625% Notes due February 15, 2052, which has been filed under the joint registration statement of Brookfield Asset Management Inc. and Brookfield Finance Inc. on Form F-10 (File Nos. 333-249132 and 333-249132-01). In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Yours truly,

/s/ Torys LLP